SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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CERTIFICATE

MINUTES OF NINETY-EIGHTH-NINTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

This is to certify, for all due purposes, that the 989th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. - ELETROBRAS ("Company") was installed at 9 a.m. on the twenty-fifth day of August of 2023, in accordance with the call issued by the Chairman of the Board of Directors through electronic correspondence on August, 18, 2023, pursuant to Article 25, §4 of the Company's Bylaws. The meeting was held at the Company's central office located at Rua da Quitanda, No. 196, 25th floor, Centro, Rio de Janeiro – RJ. The Chairman of the Board, Mr. VICENTE FALCONI CAMPOS, assumed the presidency of the meeting. The Board Members Mr. CARLOS EDUARDO RODRIGUES PEREIRA (CRP), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARISETE FÁTIMA DADALD PEREIRA (MFP), DANIEL ALVES FERREIRA (DAF), PEDRO BATISTA DE LIMA FILHO (PBL), MARCELO GASPARINO DA SILVA (MGS) e MARCELO DE SIQUEIRA FREITAS (MSF) attended the meeting in person. There was no record of absence from the meeting, understood as non-participation in any segment of the conclave. The council was chaired by the Superintendent of Governance BRUNO KLAPPER LOPES (BKL) with the support of the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). The Vice President of Governance, Risks and Compliance, Ms. Camila Gualda Sampaio Araújo attended the meeting in person, as a guest. INSTRUCTION: The support material was made available to Directors through the Governance Portal. INSTALLATION AND DELIBERATION QUORUMS: As per art. 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave must take place in the presence of the majority of the members, and the deliberations must be taken, as a general rule, by the majority of those present, except for the cases of qualified quorum portrayed in art. 26 of the Bylaws. The meeting was installed with the presence of nine members, in compliance with the minimum installation quorum of five members, and with a minimum quorum for taking resolutions of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time. of the deliberation. The prior declaration of conflict of interests by the Director and/or his momentary absence from the conclave entails his subtraction for purposes of calculating the minimum quorum for the respective deliberation.

Del 139, of 08.25.2023. Eletrobras. Approval of the Indenture for the 4th Issuance of Debentures by Eletrobras in the amount of R$ 7 billion and the Issuance Distribution Agreement. (i) Approval of the 4th (fourth) issuance of simple debentures, non-convertible into shares, of the unsecured type, in two series, by the Company ("Issuance" and "Debentures", respectively), in the amount of R$7,000,000,000.00 (seven billion reais), on the Issuance Date (as defined below), in accordance with the provisions of Article 59, caput and §1 of Law No. 6,404, dated December 15, 1976, as amended ("Brazilian Corporations Law"), which will be subject to public distribution, under the automatic registration procedure, without prior analysis, aimed at the general public, as a frequent issuer of fixed-income securities - EFRF (as provided in Article 38-A, Section I of Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) ("CVM") Resolution No. 80, dated March 29, 2022, as

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amended), pursuant to Law No. 6,385, dated December 7, 1976, as amended ("Securities Market Law"), CVM Resolution No. 160, dated July 13, 2022, as amended ("CVM Resolution 160"), and other applicable legal and regulatory provisions, under the firm commitment distribution regime ("Offer"), as well as its terms and conditions to be set forth in the Indenture (as defined below), pursuant to Article 31, Section X, of the Company's Bylaws; (ii) approval of the instruments necessary for the Issuance and Offer, including, but not limited to: (a) "Private Instrument of the 4th (Fourth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in 2 (Two) Series, for Public Distribution, under Automatic Distribution Procedure, of Centrais Elétricas Brasileiras S.A. - ELETROBRAS" ("Indenture") and its respective amendment to reflect the result of the Bookbuilding Procedure (as defined below), regardless of a new resolution by this Board of Directors, as well as other necessary amendments, subject to the limits provided herein, and (b) Distribution Agreement (as defined below) and any necessary amendments thereto; (iii) delegation of powers to the Executive Board and/or attorneys-in-fact of the Company, as the case may be, to perform all acts and sign all documents necessary for the Issuance and Offer, including, but not limited to, the execution of the Indenture and its amendments and the Distribution Agreement (as defined below), and to negotiate and sign the respective contracting instruments and any amendments (if necessary); and (iv) ratification of all acts already performed by the Executive Board and/or attorneys-in-fact of the Company, as the case may be, for the implementation of the resolutions set forth herein, including, but not limited to, the engagement of the institutions that are part of the securities distribution system responsible for the public distribution of Debentures in the context of the Offer ("Underwriter" one of them designated as the lead intermediary institution, "Lead Underwriter"), and other service providers for the Offer, such as the trustee ("Trustee"), representing the community of Debenture holders ("Debenture Holders"), the registrar ("Registrar"), the settlement agent ("Settlement Agent"), the Debenture Rating Agency (as defined below), B3 ("B3" refers to B3 S.A. - Brasil, Bolsa, Balcão or B3 S.A. - Brasil, Bolsa, Balcão - Balcão B3, as applicable), legal advisors, Specialized Consulting (as defined below), among others.

Decision: Items (i), (ii), (iii) and (iv) of the Resolutions were unanimously approved by the Board Members present, and the Issuance and Offer were approved, which will have the following main characteristics and conditions, which will be detailed and regulated through the Indenture: (a) Use of Proceeds: (a.i) Use of Proceeds from First Series Debentures: Pursuant to Article 2, Paragraph 1, of Law No. 12,431 of June 24, 2011, as amended ("Law 12,431"), Decree No. 8,874 of October 11, 2016, as amended, and Resolution of the National Monetary Council ("CMN") No. 5,034 of July 21, 2022, as amended ("Resolution CMN 5,034"), the net proceeds raised by the Company through the First Series Debentures (as defined below) will be used exclusively to reimburse expenses, costs, or debts related to the implementation of investment projects concerning payments of bonuses for grants of certain hydroelectric power plants, owned, as the case may be, by Companhia Hidro Elétrica do São Francisco and Centrais Elétricas do Norte do Brasil S.A., companies controlled by the Company ("Projects"), which have occurred within a period equal to or less than 24 (twenty-four) months from the closing date of the Offering, as detailed in the Indenture. This is due to the prioritization of the Projects by the Ministry of Mines and Energy ("MME"), as stated in Ordinances No. 1843/SPE/MME and No. 1850/SPE/MME of December 12, 2022, published in the "Diário Oficial da União" on December 14, 2022. (a.ii) Use of Proceeds from Second Series Debentures: The net proceeds raised by the Company through the issuance of Second Series Debentures (as defined below) will be used for the ordinary management of the Company's business, in line with the Framework (as defined below). (b) Emission Number: The Emission will constitute the 4th (fourth) issuance of debentures by the Company. (c) Total Emission Value: The

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value of the Emission will be R$ 7,000,000,000.00 (seven billion Brazilian reais), on the Emission Date (as defined below), consisting of (i) R$ 4,000,000,000.00 (four billion Brazilian reais) under the First Series Debentures (as defined below); and (ii) R$ 3,000,000,000.00 (three billion Brazilian reais) under the Second Series Debentures (as defined below). (d) Unit Nominal Value: The unit nominal value of the Debentures will be R$ 1,000.00 (one thousand Brazilian reais), on the Emission Date ("Unit Nominal Value"). (e) Number of Debentures: A total of 7,000,000 (seven million reais) Debentures will be issued, of which (i) 4,000,000 (four million reais) will be First Series Debentures ("First Series Debentures"); and (ii) 3,000,000 (three million reais) will be Second Series Debentures ("Second Series Debentures"). (f) Series Number: The Emission will be carried out in 2 (two) series. (g) Form, Type, and Proof of Ownership of Debentures: The Debentures will be issued in nominative and scriptural form, without the issuance of certificates or documents. The ownership of the Debentures will be proven by the deposit account statement issued by the Registrar, responsible for the record-keeping of the Debentures. Additionally, for electronically custodied Debentures on B3, an extract in the name of the Debenture holder will be issued by B3 as evidence of ownership. (h) Convertibility: The Debentures will be non-convertible into shares of the Company. (i) Type: The Debentures will be of the unsecured type, according to Article 58 of the Brazilian Corporations Law. (j) Emission Date: For all legal purposes, the issuance date of the Debentures will be September 15, 2023 ("Emission Date"). (k) Term and Maturity Date: Subject to certain redemption scenarios detailed in the Indenture, the Offering of Early Redemption (as defined below) with the possible total redemption of the Debentures, Voluntary Early Redemption (as defined below), Obligatory Redemption Offering (as defined below), with the consequent total redemption of the Debentures, and/or early maturity of the obligations arising from the Debentures, as outlined in the Indenture, (i) First Series Debentures will have a term of 8 (eight) years from the Emission Date, maturing on September 15, 2031 ("Maturity Date of First Series Debentures"); and (ii) Second Series Debentures will have a term of 5 (five) years from the Emission Date, maturing on September 15, 2028 ("Maturity Date of Second Series Debentures" and, together with the Maturity Date of First Series Debentures, the "Maturity Dates"). (l) Investment Intent Collection Procedure (Bookbuilding Procedure): The investment intent collection procedure will be adopted, with reservations from investors, conducted by the Underwriters in accordance with Article 61 and 62 of CVM Resolution 160, as well as the terms of the Distribution Agreement (as defined below). The Underwriters will assess the market demand for the Debentures through the Bookbuilding Procedure, in order to determine the final Remuneration rate (as defined below) applicable to each series, subject to the First Series Ceiling Rate (as defined below) and Second Series Ceiling Rate (as defined below), and terms detailed in the Indenture ("Bookbuilding Procedure"). (m) Principal Amortization: (m.i) Amortization of Principal of First Series Debentures: Notwithstanding the payments resulting from possible early maturity of obligations arising from the First Series Debentures, redemption of Debentures as provided in the Indenture, total early redemption resulting from Offering of Early Redemption (as defined below) or Voluntary Early Redemption of First Series Debentures (as defined below), as outlined in the Indenture, Law 12,431, and other applicable laws, the Updated Nominal Value of the First Series Debentures will be amortized in 3 (three) annual and consecutive installments, starting from the 6th (sixth) year (inclusive) from the Emission Date, with the first payment due on September 15, 2029, and the last on the Maturity Date of First Series Debentures, as specified in the table to be included in the Indenture. (m.ii) Amortization of Principal of Second Series Debentures: Notwithstanding the payments resulting from possible early maturity of obligations arising from the Second Series Debentures, redemption of Debentures as provided in the Indenture, Voluntary Extraordinary Amortization (as defined below), total Early

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Redemption Offer (as defined below) or the Optional Early Redemption of the Second Series Debentures (as defined below), under the terms to be provided for in the Indenture of Issuance and in the applicable legislation, the balance of the Nominal Unit Value of the Second Series Debentures will be amortized in 2 (two) annual and consecutive installments, as of the 4th (fourth) year (inclusive) counting from of the Issuance Date, inclusive, with the first payment due on September 15, 2027, and the last on the Maturity Date of the Second Series Debentures, according to the table that will be inserted in the Issuance Deed. (n) Monetary Adjustment and Remuneration Interest of the Debentures: (n.i) Update of the Unit Par Value of the First Series Debentures: The Unit Par Value or the balance of the Unit Par Value, as the case may be, of the First Series Debentures will be monetarily restated ("Monetary Adjustment of the First Series Debentures") by the accumulated variation of the Extended National Consumer Price Index ("IPCA") calculated and published by the Brazilian Institute of Geography and Statistics - IBGE ("IBGE"), calculated on a pro rata basis by Business Days from the Profitability Start Date (as defined below) (inclusive) of the First Series Debentures until the date of their effective payment (exclusive), with the product of the Monetary Update of the First Series Debentures automatically incorporated into the Nominal Value Unit or to the balance of the Nominal Unit Value, as the case may be, of the First Series Debentures, according to the formula to be provided for in the Issue Indenture. (n.ii) First Series Debentures Remuneration Interest: On the Updated Nominal Value of the First Series Debentures will incur interest corresponding to a certain percentage per year, to be defined in accordance with the Bookbuilding Procedure, and which will be limited to highest rate between “(i)” and “(ii)” below (“Ceiling Rate First Series”): (i) the Treasury internal rate of return IPCA+ with Semester Interest (current name of the former National Treasury Note, series B – NTN-B), maturing on August 15, 2030, based on the indicative quotation published by ANBIMA on its website (http://www.anbima.com.br) and as calculated on the Business Day immediately prior to date of completion of the Bookbuilding Procedure (“Determining Date”), plus a spread of 1.30% (one and thirty hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days, calculated on the Calculation Date (as defined below); and (ii) 6.50% (six and fifty percent percent) per year, based on 252 (two hundred and fifty-two) Business Days, calculated exponentially and cumulatively pro rata temporis per Business Days elapsed ("Remuneration of Debentures of the First Series”). The Remuneration of the First Series Debentures will use a base of 252 (two hundred and fifty-two) Business Days and will be calculated exponentially and cumulatively pro rata temporis, by Business Days elapsed, incident on the Updated Nominal Value of the First Series Debentures from the Date Profitability Start Date (inclusive) (as defined below) or the Payment Date of Remuneration of First Series Debentures (inclusive) (as defined below) immediately preceding, as the case may be, up to and including the next Remuneration Payment Date of First Series Debentures (exclusive) (as defined below). The calculation of the Remuneration of the First Series Debentures will be carried out in accordance with the formula to be provided for in the Issue Indenture. (n.iii) Adjustment of the Nominal Unit Value of the Second Series Debentures: The Nominal Unit Value of the Second Series Debentures or the balance of the Nominal Unit Value of the Second Series Debentures, as the case may be, will not be monetarily restated. (n.iv) Remuneration Interest on the Second Series Debentures: On the Nominal Unit Value or the balance of the Nominal Unit Value of the Second Series Debentures, as the case may be, interest will be applied corresponding to the accumulated variation of 100% (one hundred percent) of the average daily rates of one-day DI – Interbank Deposits, “over extra-group”, expressed as a percentage per year, based on 252 (two hundred and fifty-two) Business Days, calculated and published daily by B3, in the daily newsletter available on its website (http://www.b3.com.br) (“DI Fee”), exponentially increased by a spread (surcharge) to

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be determined in accordance with the Bookbuilding Procedure, limited to 2.15% (two and fifteen hundredths percent) per year (“Second Series Ceiling Rate” and, together with the First Series Ceiling Rate, “Ceiling Rate”), base 252 (two hundred and fifty-two) Business Days (“Section Surcharge Second Series" and, together with the DI Rate, "Remuneration of Second Series Debentures" and, together with the Remuneration of First Series Debentures, "Remuneration"), calculated exponentially and cumulatively pro rata temporis by Business Days elapsed, levied on the Nominal Unit Value of the Second Series Debentures (or on the balance of the Nominal Unit Value of the Second Series Debentures), from the Profitability Start Date (as defined below), or the Debentures Remuneration Payment Date of the Second Series Debentures (as defined below) immediately prior (inclusive) to the date of payment of the Remuneration of the Second Series Debentures in question, the early maturity date due to an Event of Default (as defined below) or on the date of an eventual Optional Early Redemption of Second Series Debentures (as defined below) (exclusive), whichever occurs first. The calculation of the Remuneration of the Second Series Debentures will be in accordance with the formula to be provided for in the Indenture of Issue. (o) Payment of Interest on Debentures: The actual payment of Debenture Remuneration will be made: (i) in semi-annual consecutive installments, always on the 15th day of March and September, with the first payment on March 15, 2024, and the last on the respective Maturity Dates of each series, as set forth in the Issuance Deed; (ii) on the date of early settlement resulting from the early maturity of Debentures due to the occurrence of one of the Default Events (as defined below); (iii) on the date of Optional Extraordinary Amortization (as defined below); and/or (iv) on the date of early redemption of Debentures, as provided for in the Issuance Deed (each of these dates, a "Remuneration Payment Date"). The Remunerative Interest will be granted to those who hold Debentures at the end of the immediately preceding Business Day prior to the Remunerative Interest Payment Date. (p) Subscription Price and Form of Payment: The Debentures will be subscribed and paid up in cash, in national currency, at their Nominal Unit Value on the Profitability Beginning Date (as defined below) ("Subscription Price"), of in accordance with the settlement rules applicable to B3. If any Debenture is paid in on a date other than and after the Profitability Start Date (as defined below), the subscription price for (i) the First Series Debentures that are paid after the Profitability Start Date (as defined below) will be the Updated Unit Face Value of the First Series Debentures, plus the Remuneration of the First Series Debentures, calculated pro rata temporis from the Profitability Start Date (as defined below) until the date of its effective payment, in accordance with the provisions to be provided for in the Deed of Issue; and (ii) the Second Series Debentures that are paid in after the Profitability Start Date (as defined below) will be the Nominal Unit Value of the Second Series Debentures, plus the Remuneration of the Second Series Debentures, calculated pro rata temporis from the Profitability Start Date (as defined below) until the date of its effective payment, in accordance with the provisions to be provided for in the Issue Deed. Observing what will be provided in the Distribution Agreement (as defined below) in this regard, the Debentures may be placed (i) at a premium, as long as approved by the Company; or (ii) with a discount, to be defined at the sole discretion and by mutual agreement of the Coordinators, provided that (a) applied equally to all Debentures of the same series subscribed and paid in on the same payment date, pursuant to article 61 of CVM Resolution 160; and (b) in this case, the Company receives, on the date of payment of the Debentures, the same amount that it would receive if the payment occurred for the entire Nominal Unit Value of the Debentures. (q) Scheduled Repurchase: The Debentures will not be subject to scheduled repurchase. (r) Optional Total Early Redemption of Debentures: (r.i) Optional Total Early Redemption of First Series Debentures: The Company may, at its sole discretion, carry out the optional total early redemption of all First Series Debentures ("Optional

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Total Early Redemption of First Series Debentures"), in accordance with CMN Resolution No. 4,751 of September 26, 2019, as amended ("CMN Resolution 4,751") or otherwise, provided that it is legally permitted and duly regulated by CMN, in accordance with Law 12,431, and provided that the following conditions are met: (i) the minimum weighted average term of 4 (four) years for payments elapsed between the Issuance Date and the date of the effective Optional Total Early Redemption of First Series Debentures; and (ii) the provisions of item II of Article 1, paragraph 1, of Law 12,431, CMN Resolution 4,751 and other applicable laws or regulations, subject to the conditions to be provided for in the Issuance Deed. Upon the Optional Total Early Redemption of First Series Debentures, the amount due by the Company will be equivalent to the highest value obtained by the criteria mentioned in items "(i)" and "(ii)" below: (i) Updated Unit Nominal Value of First Series Debentures, plus (a) the Remuneration of First Series Debentures, calculated pro rata temporis from the Start Date of Profitability (as defined below) of the First Series Debentures or the Date of Payment of Remuneration of the First Series Debentures immediately preceding, as applicable (inclusive), up to the date of the effective Optional Total Early Redemption of First Series Debentures (exclusive); (b) default charges, if applicable; and (c) any pecuniary obligations and other additions related to First Series Debentures; or (ii) present value of the installments falling due after the Total Optional Early Redemption Date relating to the amortization payment of the Updated Unit Nominal Value of First Series Debentures, plus (a) the Remuneration of First Series Debentures, using the internal rate of return of the IPCA+ Treasury Bill with semiannual interest payments (NTN-B), with a duration closest to the remaining duration of the First Series Debentures, on the Total Optional Early Redemption Date of First Series Debentures, using the indicative ANBIMA quote disclosed on its website (http://www.anbima.com.br) calculated on the second immediately preceding Business Day prior to the Total Optional Early Redemption Date of First Series Debentures as calculated in accordance with the formula to be provided for in the Issuance Deed; (b) default charges, if applicable; and (c) any pecuniary obligations and other additions related to First Series Debentures. The First Series Debentures redeemed under the Optional Total Early Redemption of First Series Debentures will be mandatorily canceled. The First Series Debentures cannot be subject to partial optional early redemption. The Optional Total Early Redemption of First Series Debentures will be addressed to all holders of First Series Debentures, without distinction, ensuring equal conditions to all holders of First Series Debentures. The Optional Total Early Redemption of First Series Debentures will observe the other terms and conditions to be provided for in the Issuance Deed; (r.ii) Optional Total Early Redemption of Second Series Debentures: The Company may carry out the optional total early redemption (partial redemption is prohibited) of all Second Series Debentures ("Optional Total Early Redemption of Second Series Debentures") starting from the 24th (twenty-fourth) month counted from the Issuance Date, i.e., on September 15, 2025 (inclusive). Upon the Optional Total Early Redemption of Second Series Debentures, the amount due by the Company will be equivalent to: (i) the Unit Nominal Value (or balance of the Unit Nominal Value) of the Second Series Debentures, plus (ii) the Remuneration of the Second Series, calculated pro rata temporis from the Start Date of Profitability (as defined below) or the Date of Payment of Remuneration of the Second Series Debentures immediately preceding (inclusive), as applicable, up to the date of the effective Optional Total Early Redemption of Second Series Debentures (exclusive); (iii) any default charges (if applicable); and (iv) a premium equivalent to 0.35% (thirty-five hundredths of a percent) per year, pro rata temporis, based on 252 (two hundred and fifty-two) Business Days, considering the number of Business Days to elapse between the effective Optional Total Early Redemption Date of Second Series Debentures and the Maturity Date of Second Series Debentures, calculated according to the formula to be provided for in the Issuance Deed. The Second Series Debentures redeemed by the

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Company, as provided for in the Issuance Deed, will be mandatorily canceled. Partial optional early redemption of Second Series Debentures will not be allowed. The Optional Total Early Redemption of Second Series Debentures will observe the other terms and conditions to be provided for in the Issuance Deed. (s) Optional Extraordinary Amortization: (s.i) Optional Extraordinary Amortization of First Series Debentures: The First Series Debentures will not be subject to optional extraordinary amortization by the Company. (s.ii) Optional Extraordinary Amortization of Second Series Debentures: After the 24th (twenty-fourth) month counted from the Issuance Date, i.e., on September 15, 2025 (inclusive), the Company may carry out extraordinary amortizations on the Unit Nominal Value (or on the balance of the Unit Nominal Value) of the Second Series Debentures, limited to 98% (ninety-eight percent) of the Unit Nominal Value (or balance of the Unit Nominal Value) of the Second Series Debentures ("Optional Extraordinary Amortization"), at its sole discretion, subject to the conditions to be provided for in the Issuance Deed. The Optional Extraordinary Amortization of Second Series Debentures will be carried out by paying (a) the portion of the Unit Nominal Value of the Second Series Debentures (or the balance of the Unit Nominal Value of the Second Series Debentures, as applicable) to be amortized, plus (b) the Remuneration of the Second Series Debentures, calculated pro rata temporis from the Start Date of Profitability (as defined below), or the Date of Payment of Remuneration of the Second Series Debentures immediately preceding (inclusive), as applicable, up to the date of the effective Extraordinary Optional Amortization (exclusive), incident on the Unit Nominal Value or balance of the Unit Nominal Value of the Second Series Debentures and other due and unpaid charges up to the date of the Extraordinary Optional Amortization; and (c) a premium equivalent to 0.35% (thirty-five hundredths of a percent) per year, pro rata temporis, based on 252 (two hundred and fifty-two) Business Days, considering the number of Business Days to elapse between the effective Optional Extraordinary Amortization Date and the Maturity Date of the Second Series Debentures, as calculated according to the formula to be provided for in the Issuance Deed. Subject to the provisions of the Issuance Deed, the Optional Extraordinary Amortization should proportionally cover all Second Series Debentures and must adhere to the maximum amortization limit of 98% (ninety-eight percent) of the Unit Nominal Value (or balance of the Unit Nominal Value) of the Second Series Debentures. The Optional Extraordinary Amortization of Second Series Debentures will observe the other terms and conditions to be provided for in the Issuance Deed. (t) Optional Acquisition: Subject to the provisions of CVM Resolution No. 77, dated March 29, 2022, the Company may, at its sole discretion and subject to the acceptance of the respective selling debenture holder, acquire Debentures for an amount equal to or less than the Unit Nominal Value (or balance) or Updated Nominal Value, as applicable, such fact must be included in the management report and financial statements of the Company, or for an amount higher than the Unit Nominal Value or Updated Nominal Value, as applicable, in addition to observing the provisions of article 55, §3º, of the Corporations Law and the following terms: (i) regarding the First Series Debentures, as of the 25th (twenty-fifth) month (inclusive) counted from the Issuance Date, i.e., starting from October 14, 2025, exclusive, under the terms of article 1, §1º, item II, of Law No. 12,431 and as long as the weighted average term exceeds 4 (four) years, under the terms of article 1, §1º, item I, of Law No. 12,431; and (ii) regarding the Second Series Debentures, at any time from the Issuance Date, under the terms to be provided for in the Issuance Deed. The Optional Acquisition will observe the other terms and conditions to be provided for in the Issuance Deed. (u) Mandatory Redemption Offer: In the event of a Risk Change Event (as defined below) resulting from an Original Control Acquisition (as defined below), within the Original Control Acquisition Period (as defined below) and/or after the conclusion of the Original Control Acquisition (without the Risk Change Event being remedied by the end of the Original Control

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Acquisition Period) ("Acquisition Event"), the Company undertakes to make an offer to acquire the Debentures from Debenture holders who choose to sell their respective Debentures for an amount equivalent to (i) the Updated Nominal Value of the First Series Debentures, plus the Remuneration of the First Series Debentures due until the Redemption Date (exclusive), with respect to the First Series Debentures; or (ii) the Unit Nominal Value of the Second Series Debentures or the balance of the Unit Nominal Value of the Second Series Debentures, as applicable, plus the Remuneration of the Second Series Debentures due until the redemption date (exclusive), with respect to the Second Series Debentures (together, the "Mandatory Redemption Offer", "Obligation to Make a Redemption Offer", and "Redemption Price", respectively). For the purposes of this resolution, (i) "Original Control Acquisition" means an original acquisition of direct or indirect equity control of the Company, with the Company having a defined controlling shareholder or group of controlling shareholders, where "control" has the meaning attributed to it under article 116 of the Corporations Law, provided that an Original Control Acquisition will not be considered for purposes of the Obligation to Make a Redemption Offer if the risk rating of the Issuance remains equal to or higher than at least "AAA", subject to the obligation to prepare the rating report under the terms to be provided for in the Issuance Deed; (ii) "Risk Change Event" shall be considered to have occurred in relation to an Original Control Acquisition: (a) during the Original Control Acquisition Period; or (b) after the conclusion of the Original Control Acquisition; in both cases, if the risk rating of the Debentures, assigned by the rating agency, is downgraded by one or more notches by the rating agency, in relation to the risk rating in effect immediately prior to the Original Control Acquisition, and such downgrade is not expressly due to a factor other than the Original Control Acquisition; (iii) "Original Control Acquisition Period" means the period commencing on the date ("Announcement Date") that occurs first among (a) the first public announcement by or on behalf of the Company, by any bidder, or by any appointed advisor, regarding the Original Control Acquisition; or (b) the date of the first Potential Control Acquisition Announcement (as defined below), and ending 90 (ninety) days after the Announcement Date, provided that, if the rating agency publicly announces, at any time during the period, that it has placed its rating of the Debentures under full or partial review due to the public announcement of the Original Control Acquisition or Potential Control Acquisition Announcement (as defined below), the Original Control Acquisition Period shall be extended to the date that corresponds to 60 (sixty) days after the date on which the rating agency assigns a new risk rating or reaffirms the existing rating; and (iv) "Potential Control Acquisition Announcement" means any public announcement or statement by the Company, by any potential bidder or not, or any appointed advisor, related to a potential Original Control Acquisition in the short term (provided that short term shall be understood as (a) a reasonably probable potential Original Control Acquisition, or, alternatively, (b) a public statement by the Company, any potential bidder or not, or any appointed advisor, indicating an intention that such Original Control Acquisition will occur within 180 (one hundred and eighty) days from the date of announcement of such statement. The Mandatory Redemption Offer will observe the other terms and conditions to be provided for in the Issuance Deed. (v) Early Redemption Offer: The Company may, at its sole discretion and at any time (subject to the limitations provided for in the applicable legislation at the time of the Early Redemption Offer, as defined below), make an offer for full or partial early redemption of the First Series Debentures and/or the Second Series Debentures, as applicable ("Early Redemption Offer"), and it is certain that, with respect to (i) the First Series Debentures, the limitations provided for in the applicable legislation at the time of the Early Redemption Offer shall apply, and, for clarification purposes, the limitations provided for in Law No. 12,431 and CMN Resolution No. 5,034 shall apply on the date of execution of the Issuance Deed; and (ii) the Second Series Debentures, the Early

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Redemption Offer of the Debentures shall be permitted at any time, under the terms to be provided for in the Issuance Deed. The Early Redemption Offer will be addressed to all Debenture holders of the respective series, without distinction, and all Debenture holders of the respective series will be entitled to accept or reject the early redemption of the Debentures of which they are holders, in accordance with the terms and conditions to be provided for in the Issuance Deed and applicable legislation. The Debentures redeemed by the Company under the terms to be provided for in the Issuance Deed will be mandatorily canceled. Notwithstanding the provisions of this item, if, as a result of one or more Early Redemption Offers, (i) the quantity of First Series Debentures; or (ii) the quantity of Second Series Debentures; immediately after the conclusion of an Early Redemption Offer, results in an amount equal to or less than 15% (fifteen percent) of the (a) quantity of First Series Debentures outstanding on the Issuance Date; or (b) quantity of Second Series Debentures outstanding on the Issuance Date, as applicable, the Company shall be required to carry out, within a period of up to 5 (five) Business Days, the mandatory early redemption of all Debentures of the respective series, under the terms to be provided for in the Issuance Deed ("Mandatory Early Redemption"). Upon the occasion of the Mandatory Early Redemption, the amount due by the Company to the Debenture holders shall be equivalent to (i) in the case of the First Series Debentures, the amount offered to the holders of the First Series Debentures under the Early Redemption Offer; or (ii) in the case of the Second Series Debentures, the amount offered to the holders of the Second Series Debentures under the Early Redemption Offer. The Early Redemption Offer and the Mandatory Early Redemption will observe the other terms and conditions to be provided for in the Issuance Deed. (w) Place of Payment: Payments due to the Debentures shall be made by the Company on the respective maturity date using, as applicable: (i) the procedures adopted by B3, for Debentures held electronically at B3; or (ii) the procedures adopted by the Registrar, for Debentures that may not be held electronically at B3. (x) Default Interest: Without prejudice to the Monetary Update of the First Series Debentures and their respective Debenture Remuneration, as applicable, and as set forth in the Issuance Deed, in the event of a delay attributable to the Company in the payment of any amount due to the Debenture Holders, the overdue amount shall be subject, without notice, demand or judicial or extrajudicial notification, to: (i) conventional default penalty, non-reducible and non-compensatory, of 2% (two percent) on the amount due and unpaid; and (ii) moratory interest calculated pro rata temporis from the date of default until the date of effective payment, at a rate of 1% (one percent) per month on the amount due and unpaid, in addition to the expenses incurred for collection (“Default Interest”). (y) Acceleration of Maturity: Subject to the provisions of the Issuance Deed, the Fiduciary Agent shall declare the accelerated maturity of all obligations arising from the Debentures and demand the immediate payment by the Company to the Debenture Holders of (i) the Updated Nominal Value of the First Series Debentures, in the case of First Series Debentures; and (ii) the Nominal Unit Value (or balance of the Nominal Unit Value of the Second Series Debentures, as applicable), in all cases plus the respective Remuneration, calculated pro rata temporis from the Commencement Date of Yield (as defined below), or from the last Remuneration Payment Date of the respective series, whichever occurs later, until the date of their effective payment, without prejudice to the payment of Default Interest, when applicable, and any other amounts due by the Company as provided for in the Issuance Deed (each, a “Default Event”). (z) Placement and Distribution Procedure: The Debentures will be subject to public distribution, intermediated by the Underwriters, under the terms of the Securities Market Law, CVM Resolution 160, and other legal and regulatory provisions, under the firm placement guarantee regime for the Total Issuance Value, individually and not jointly, in the proportion and values to be established in the “Coordination, Placement, and Public Distribution Agreement, under

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the Firm Placement Guarantee Regime, of Simple, Non-Convertible Debentures, of the Chirography Species, in 2 (Two) Series, of the 4th (Fourth) Issuance of Centrais Elétricas Brasileiras S.A. – ELETROBRAS,” to be executed between the Company and the Underwriters (“Distribution Agreement”). The Debentures may be placed with investors only after obtaining the automatic registration of the Offering with the CVM, disclosing the Offering's commencement announcement, and making the final prospectus of the Offering available to the investing public, under the terms of CVM Resolution 160, and observing the distribution plan to be provided for in the Distribution Agreement, as per CVM Resolution 160. The Debentures will be offered to the general public, as provided for in Article 26, item IV, subparagraph “b,” of CVM Resolution 160. The participation of Related Persons in the Offering will be allowed, upon submission of a Reservation Request during the Reservation Period for Related Persons or during the Reservation Period (as defined in the Distribution Agreement), as applicable, or an investment order, under the terms to be provided for in the Distribution Agreement. Partial distribution of the Debentures will not be allowed. There will be no preference or priority for subscription of the Debentures by current employees, direct or indirect shareholders of the Company, or any third parties considering potential commercial or strategic relationships with the Company. No liquidity support fund will be established or liquidity guarantee contract will be entered into for the Debentures. No price stabilization contract for the Debentures will be entered into in the secondary market. (aa) Deposit for Distribution, Trading, and Financial Settlement: The Debentures will be deposited for (i) distribution in the primary market through the MDA – Distribution of Assets Module (“MDA”), managed and operated by B3, with the distribution settled financially through B3; and (ii) trading in the secondary market through CETIP21 – Securities and Securities (“CETIP 21”), managed and operated by B3, with the trades settled financially and the Debentures electronically held by B3. (bb) Commencement Date of Yield: For all legal purposes and effects, the commencement date of yield shall be the date of the first installment of the Debentures (“Commencement Date of Yield”). (cc) Characterization of the Second Series Debentures as “Sustainable Debentures”: The Second Series Debentures may be characterized as “Use of Resources Sustainable Debentures” based on: (i) investments made by the Company in line with the framework (“Framework”) to be developed by the Company and made available on the Company's worldwide web page; (ii) a second opinion to be issued by a specialized consultancy (“Specialized Consultancy”), attesting that the fundraising carried out under the Framework, including the Issuance of the Second Series Debentures, complies with the guidelines of the Green Bond Principles, Social Bond Principles, and Sustainability Bond Guidelines, all from 2021, as issued and updated by the International Capital Market Association from time to time; (iii) an annual report by the Company during the term of the Second Series Debentures, referring to the calendar year, on the allocation of net resources and environmental benefits obtained from the Company's activities; and (iv) marking in the B3 systems as a sustainable security, based on B3's own requirements. (dd) Credit Rating: Standard & Poor's (“Credit Rating Agency”) will be contracted as the credit rating agency for the Offering, which will assign a rating to the Debentures. The Credit Rating Agency may be replaced by the Company with Fitch Ratings or Moody's América Latina at any time, without the need for prior approval of the Debenture Holders, and the Company must notify the Fiduciary Agent within 5 (five) business days from the contracting of the new Credit Rating Agency. During the term of the Debentures, the Company must maintain, at its expense, the Credit Rating Agency contracted to update and annually maintain the credit rating of the Debentures. (ee) Tax Treatment of the Debentures: The First Series Debentures will enjoy the tax treatment provided for in Article 2 of Law 12.431. If any holder of the First Series Debentures has a different tax treatment from that provided for in Law 12.431, they must submit to the Settlement Agent, at least 10 (ten)

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business days prior to the scheduled date for receiving amounts related to the First Series Debentures, documentary evidence of the aforementioned tax treatment deemed appropriate by the Settlement Agent, under penalty of having the amounts due under the tax legislation deducted from their payments, as if they did not enjoy the aforementioned tax treatment. (ff) Other Characteristics: The other characteristics of the Debentures, the Issuance, and the Offering will be described in the Issuance Deed, the Distribution Agreement, and other documents related to the Offering and the Issuance.

Closure and drafting of the minutes' certificate: It is recorded that the relevant materials related to the items deliberated in this Board of Directors Meeting are archived at the Company's headquarters. With no further matters to address regarding DEL-139/2023, the President VFC declared the related proceedings closed and instructed the Secretary of Board Governance to draft this Certificate, which, once read and approved, will be signed by the Chairman of the Board of Directors. The other deliberations made in this meeting have been omitted from this certificate, as they concern purely internal matters of the Company, a legitimate precaution, supported by the Administration's duty of confidentiality, in accordance with the introductory paragraph of Article 155 of the Brazilian Corporations Law, thereby falling outside the scope of the provision contained in Article 142, Paragraph 1, of the same Law. Present were Mrs. Chairman VICENTE FALCONI CAMPOS; Board of Members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Secretary of Governance of Eletrobras.

Rio de Janeiro, August 25, 2023

_________________________________

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Augugst 25, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.